Mail Stop 6010
Via Facsimile and U.S. Mail

February 5, 2008

Paul J. Maddon M.D., PH.D
Chief Executive Officer
Progenics Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, NY 10591

> **Re: Progenics Pharmaceuticals, Inc.**
> **Form 10-K for fiscal year ended December 31, 2006**
> **File No. 000-23143**

Dear Dr. Maddon:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Branch Chief